SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Telecom Argentina S.A.

Item

1.             English translation of a letter dated April 21, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, April 21, 2020

Comisión Nacional de Valores

Dear Sirs,

RE.: Complementary Notice related to the
Ordinary and Extraordinary General Shareholders’ Meeting of Telecom Argentina
summoned for April 28, 2020

I am writing to you as Attorney-in-fact of TELECOM ARGENTINA S.A. (“Telecom Argentina” or the “Company”) to inform you that today the Company has begun with the publication of the following Complementary Notice in the Official Gazette and in the newspaper La Prensa:

“Complementary Notice: This Notice complements Notice No. 15818/20 published on March 20, 2020 and April 1, 2, 3 and 6, 2020 in the Official Gazette and on March 20, 25, 26, 27 and 31, 2020 in the newspaper La Prensa, through which the Ordinary and Extraordinary General Shareholders’ Meeting of Telecom Argentina S.A. was summoned for April 28, 2020 at 11:00am on the first call, and at 12:00pm on the second call for the agenda of the Ordinary Shareholders’ Meeting (the “Shareholders’ Meeting”), in order to inform the shareholders that, in the case that the prohibition, limitation or restriction on the free circulation of people in general is maintained, as a consequence of the state of sanitary emergency pursuant to Necessity and Urgency Decree No. 297/2020 and subsequent regulations introduced by the National Executive Power, and as long as it is not possible to hold the Shareholders’ Meeting in person: (i) The Shareholders’ Meeting will be held remotely, complying with the precautions provided by General Resolution No. 830/2020 of the Comisión Nacional de Valores, by using the Cisco Webex system, which allows the simultaneous transmission of sound, images and words throughout the entire Shareholders’ Meeting; (ii) The link and the instructions to access the system, together with the indications about the Shareholders’ Meeting, will be sent to the shareholders who communicate their attendance to the Shareholders’ Meeting, to the email address indicated in their attendance confirmation, in accordance with item (iii) as follows; (iii) Shareholders must communicate their attendance to the Shareholders’ Meeting to the email address: AsuntosSocietarios@teco.com.ar, which has been duly informed to them, until April 22, 2020, at 5:00 p.m. The holders of Class B and Class C Shares must attach to their communication the respective book-entry shareholding certificates issued for this purpose by Caja de Valores S.A.; (iv) Shareholders must provide the following information regarding the holder of the shares: name and surname or full corporate name; type and number of identity card or registration data with precise identification of the specific registry and its jurisdiction; address, with indication of its kind. In addition, they must provide the same information regarding the representative(s) of the holder of the shares that will attend the Shareholders’ Meeting; (v) The Shareholders taking part at the Shareholders’ Meeting through attorneys-in-fact must send to the Company five (5) business days before the Shareholders’ Meeting the corresponding power-of-attorney , which shall be duly authenticated; (vi) At the time of voting, each shareholder will be required to vote on each item, and each vote will be cast through the Cisco Webex system which enables the simultaneous transmission of sound, images and words; (vii) As a prior item on the Agenda of the Shareholders’ Meeting, the holding of the meeting remotely will be subject to consideration, with the majority required for an amendment to the bylaws. THE BOARD OF DIRECTORS.”

We will keep the shareholders informed of any measures that may be taken regarding the celebration of the Shareholders’ Meeting.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V Cerdán
Attorney-in-fact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 21, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations